UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

U9224Y103

(CUSIP Number)

Sanjay Agarwal

Chief Financial Officer, SNB Capital (DIFC) Limited

Level 6 The Gate (West Wing)

Dubai International Financial Centre

Dubai, United Arab Emirates

Ph: +971 4 3184800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. U9224Y103	13D

1	Names of Reporting Persons The Saudi National Bank
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 494,699.344
	8	Shared Voting Power 0
	9	Sole Dispositive Power 494,699.344
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 494,699.344
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.4% (1)
14	Type of Reporting Person OO

(1)	Based on 2,309,576.502 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer on November 10, 2023.

CUSIP No. U9224Y103	13D

1	Names of Reporting Persons SNB Capital Dubai Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Vista Credit Strategic Lending Corp., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 55 Hudson Yards, Floor 28, New York, NY 10001.

Item 2. Identity and Background

(a) This statement is being filed collectively by:

i.	The Saudi National Bank (“SNB”); and

ii.	SNB Capital Dubai Inc. (“SNBC”).

SNBC is an indirect, majority-owned subsidiary of SNB.

(b) The principal business office of SNB is The Saudi National Bank Tower, King Abdullah Financial District, King Fahd Road 3208 Al Aqeeq District Unit No 778 Riyadh, 13519-6676, Kingdom of Saudi Arabia. The principal business office of SNBC is 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9001.

(c) through (f) The principal business of SNB is to provide various banking products and services in Saudi Arabia. The principal business of SNBC is to provide financial advisory services to clients in Saudi Arabia. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference. During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 2, 2023, SNB acquired 12,500 shares of Common Stock of the Issuer in a private placement transaction by the Issuer, for an aggregate purchase price of $250,000, pursuant to the SNB Subscription Agreement, as defined below (the “Purchase”), following receipt of a Drawdown Notice (as defined below) dated October 2, 2023 notifying SNB of its obligation to purchase the shares of Common Stock pursuant to the terms of the agreement. On November 9, 2023, SNB acquired an additional 494,699.344 shares of Common Stock for an aggregate purchase price of $9,643,986.87, following receipt of an additional Drawdown Notice on October 31, 2023.

Item 4. Purpose of Transaction

The purpose of the Purchase is to make an investment in the Company through the acquisition of shares of Common Stock of the Issuer, in accordance with SNB’s obligation under the SNB Subscription Agreement. The information in Item 6 below is incorporated by reference into this Item 4.

The Reporting Persons have not acquired the shares of Common Stock of the Issuer with any purpose, or with the effect, of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Except as disclosed herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer

(a) and (b): As of the date of this filing, SNB beneficially owned 494,699.344 shares of Common Stock of the Issuer which, in the aggregate, represents 21.4% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this filing. The percentage was calculated based on 2,309,576.502 shares of Common Stock issued and outstanding as of November 10, 2023 (as reported by the Issuer on November 10, 2023).

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On June 22, 2023, SNB entered into a subscription agreement with the Issuer to purchase up to $100 million in value of the Common Stock, in the form attached as Exhibit 99.2 (the “SNB Subscription Agreement”). As detailed in the SNB Subscription Agreement, SNB is required to purchase shares up to its commitment amount upon receipt of a Drawdown Notice as defined in that agreement. On October 2, SNB received a notice to purchase 12,500 shares of Common Stock for a purchase price of $20.00 per share and an aggregate purchase price of $250,000. On October 31, 2023, SNB received a notice to purchase 482,199.344 shares of Common Stock for a purchase price of $20.00 per share and an aggregate purchase price of $9,643,986.87.

SNB and SNBC are negotiating a potential agreement pursuant to which SNBC would have the option of purchasing the shares of Common Stock acquired by SNB.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated November 15, 2023.

99.2	Vista Credit Strategic Lending Corp. Subscription Agreement, dated June 22, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2023

THE SAUDI NATIONAL BANK

By:	/s/ Reem Al Majed
Name:	Reem Al Majed
Title:	Head of Private Markets

THE SAUDI NATIONAL BANK

By:	/s/ Salman Syed
Name:	Salman Syed
Title:	Chief Financial Officer, Wholesale

SNB CAPITAL DUBAI Inc.

By:	/s/Anas Ayoub
Name:	Anas Ayoub
Title:	Director

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

The Saudi National Bank

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Ramzy Darwish	Saudi Arabia	Head of Treasury Group, Authorized Signatory	Head of Treasury Group, Authorized Signatory	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Ali Shubbar	Bahrain	Head, Treasury Operations & Bahrain Operations, Authorized Signatory	Head, Treasury Operations & Bahrain Operations, Authorized Signatory	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Talal Alkhereji	Saudi Arabia	Chief Executive Officer, Wholesale	Chief Executive Officer, Wholesale	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Ahmad Ali AlDhabi	Saudi Arabia	Group Chief Financial Officer	Group Chief Financial Officer	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Shujaat Nadeem	Saudi Arabia	Group Head International	Group Head International	King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Majed Al Ghamdi	Saudi Arabia	Managing Director and Group CEO, Retail	Managing Director and Group CEO, Retail	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Reem Al-Majed	Saudi Arabia	Treasurer – Bahrain Branch	Treasurer – Bahrain Branch	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Ahmed H. Mousa	Saudi Arabia	General Manager – Bahrain Branch	General Manager – Bahrain Branch	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Ryiadh 13519-6676 Saudi Arabia

Saud Sulaiman Al Juhani	Saudi Arabia	Independent Director	Assistant Governor for Pensioners	Public Pension Agency PO Box 18364, Riyadh 11168, Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Ziad Mohamed Tunis	Saudi Arabia	Independent Director	Independent Director	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Zaid Abdulrahman Al Gwaiz	Saudi Arabia	Independent Director	Independent Director	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Abdulrahman Mohammed Alodan	Saudi Arabia	Independent Director	Independent Director	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Huda Mohammed Bin Ghoson	Saudi Arabia	Independent Director	Independent Director	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Naif Safouq Almarshed	Saudi Arabia	Independent Director	Non-Executive	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Abdullah Abdulrahman Alrowais	Saudi Arabia	Independent Director	Independent Director	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Ibrahim Saad Almojel	Saudi Arabia	Independent Director	Independent Director	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Yaseed Abdulrahman AlHumeid	Saudi Arabia	Deputy Chairman	Non Executive	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

Rashed Ibrahim Sharif	Saudi Arabia	Non-Executive Director	CEO SNB Capital Company	SNB Capital Company SNB Regional Office King Saud Road Riyadh 11495 Saudi Arabia

Saeed Mohammed AlGhamdi	Saudi Arabia	Chairman	Non Executive	The Saudi National Bank King Abdullah Financial District King Fahd Rd Alaqeeq District Riyadh 13519-6676 Saudi Arabia

SNB Capital Dubai Inc.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Rashed Ibrahim Sharif	Saudi Arabia	Non Executive Director	CEO, SNB Capital Company	SNB Capital Company SNB Regional Office King Saud Road Riyadh 11495 Saudi Arabia

Zaid Ghoul	USA	Non Executive Director	General Manager, SNB Capital Company	SNB Capital Company SNB Regional Office King Saud Road Riyadh 11495 Saudi Arabia

Anas Ayoub	Sudan	Executive Director	SEO, SNB Capital (DIFC) Limited	SNB Capital (DIFC) Limited Level 6, The Gate (West Wing), DIFC Dubai UAE

Mohammed Al Saggaf	Saudi Arabia	Non Executive Director	General manager, SNB Capital Company	SNB Capital Company SNB Regional Office King Saud Road Riyadh 11495 Saudi Arabia